AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1996
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                 SCHEDULE 13E-3
                        RULE 13-E TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           -------------------------

                          LEVI STRAUSS ASSOCIATES INC.
                                (NAME OF ISSUER)

                          LEVI STRAUSS ASSOCIATES INC.
                               LSAI HOLDING CORP.
                             LSAI ACQUISITION CORP.

                       (NAME OF PERSONS FILING STATEMENT)

COMMON STOCK, $0.10 PAR VALUE            (CUSIP NUMBER OF CLASS OF SECURITIES)
(TITLE OF CLASS OF SECURITIES)

                           -------------------------

    JAY A. MITCHELL, ESQ.               ROBERT D. HAAS                  ROBERT D. HAAS
LEVI STRAUSS ASSOCIATES INC.         LSAI HOLDING CORP.              LSAI ACQUISITION CORP.
       LEVI'S PLAZA                C/O HELLMAN & FRIEDMAN            C/O HELLMAN & FRIEDMAN
   1155 BATTERY STREET         ONE MARITIME PLAZA, SUITE 1200    ONE MARITIME PLAZA, SUITE 1200
 SAN FRANCISCO, CA  94111         SAN FRANCISCO, CA 94111           SAN FRANCISCO, CA  94111

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                           -------------------------

                                   COPIES TO:

  PATRICIA A. VLAHAKIS, ESQ.                       ROBERT E. SPATT, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ                  SIMPSON THACHER & BARTLETT
     51 WEST 52ND STREET                           425 LEXINGTON AVENUE
     NEW YORK, NY  10019                            NEW YORK, NY 10017

                               February 14, 1996

(Date Information Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  / /  A tender offer.

d.  /X/  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

================================================================================
                    TRANSACTION VALUATION   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                    $2,252,790,175/*/           $450,559
--------------------------------------------------------------------------------
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
--------------------------------------------------------------------------------

* For purposes of calculation of the filing fee only. This transaction relates to the merger (the "Merger") of a wholly owned subsidiary of LSAI Holding Corp. ("Holdings") with and into Levi Strauss Associates Inc. (the "Company"). The "Transaction Valuation" amount referenced above is based upon the product of (i) 8,501,095, the number of outstanding shares of Class E Common Stock, par value $0.10 per share ("Class E Shares") and Class L Common Stock, par value $0.10 per share ("Class L Shares" and together with the Class E Shares, the "Shares") of the Company (not including Shares held in the treasury of the Company or which, prior to consummation of the Merger, will be owned by Holdings) and (ii) $265, the cash price per Share to be paid in the Merger. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

         This Rule 13E-3 Transaction Statement (the "Statement") of Levi Strauss Associates Inc., a Delaware corporation ("LSAI" or the "Company"), LSAI Holding Corp., a Delaware corporation ("Holdings"), and LSAI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdings ("Merger Sub"), relates to an Agreement and Plan of Merger, dated as of February 8, 1996, among LSAI, Holdings, and Merger Sub (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into LSAI (the "Merger" or the "Transaction"), with the result being that LSAI shall be a wholly owned subsidiary of Holdings. The Merger Agreement and the Merger have already been approved by the board of directors and stockholders of all the parties to the Merger Agreement and the Merger. The Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Merger Agreement is filed by LSAI as Appendix A to the Company's Information Statement (the "Information Statement") filed as Exhibit D to the Statement.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Statement. The information in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement.

                             CROSS-REFERENCE SHEET


    ITEM IN
SCHEDULE 13E-3     WHERE LOCATED IN INFORMATION STATEMENT
--------------     --------------------------------------

Item 1(a) "AVAILABLE INFORMATION" and "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- LSAI"

Item 1(b) Cover Page; "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Securities of LSAI"

Item 1(c) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Market for Shares" and " -- Valuation of Shares"

Item 1(d) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Dividends Paid on the Shares"

Item 1(e)          **

Item 1(f) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI"

Item 2(a) - (d),   Appendix D
      (g)

Item 2(e) - (f)    **

Item 3(a)(1)       **

Item 3(a)(2)       "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 3(b)          "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 4(a)          "THE MERGER"

Item 4(b) "SPECIAL FACTORS -- Background of the Merger", " --Purpose, Structure and Reasons for the Merger" and " -- Certain Effects of the Merger; Operations of the Company After the Merger"

Item 5(a)-(b)      **

Item 5(c) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and "THE MERGER -- Terms of the Merger"

Item 5(d)          "CERTAIN INFORMATION -- Dividends Paid on the Shares";
                   "FINANCING OF THE MERGER"

Item 5(e) "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and " -- Certain Effects of the Merger; Operations of the Company After the Merger"

Item 5(f)          **

Item 5(g)          "SPECIAL FACTORS -- Certain Effects of the Merger;
                   Operations of the Company After the Merger" and "Current Information; No Periodic Reporting"

Item 6(a)-(b)      "FINANCING OF THE MERGER"

Item 6(c)          "FINANCING OF THE MERGER"

Item 6(d)          **

Item 7(a)-(c)      "SPECIAL FACTORS -- Background of the Merger" and
                   " -- Purpose, Structure and Reasons for the Merger"

Item 7(d)          "SPECIAL FACTORS -- Certain Effects of the Merger;
                   Operations of the Company After the Merger" and " -- Certain Federal Income Tax Consequences"

Item 8(a)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations"

Item 8(b)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations" and " -- Opinion of Financial Advisor"

Item 8(c)          "SPECIAL FACTORS -- Background of the Merger"

Item 8(d)          "SPECIAL FACTORS -- Background of the Merger",
                   " -- Fairness of the Transaction; Recommendations" and " -- Opinion of Financial Advisor"

Item 8(e)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations"

Item 8(f)          **

Item 9(a)          "SPECIAL FACTORS -- Fairness of the Transaction;
                   Recommendations" and " -- Opinion of Financial Advisor"

Item 9(b) "SPECIAL FACTORS -- Background of the Merger" and " -- Opinion of Financial Advisor"

Item 9(c)          "SPECIAL FACTORS -- Opinion of Financial Advisor"

Item 10(a) "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LSAI -- Principal Stockholders"

Item 10(b) "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI" and Appendix E

Item 11 "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger", "THE MERGER" and "CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF LSAI"

Item 12(a)-(b)     "SPECIAL FACTORS -- Background of the Merger",
                   " -- Fairness of the Transaction; Recommendations"

Item 13(a)         "RIGHTS OF DISSENTING STOCKHOLDERS" and Appendix C

Item 13(b) - (c)   **

Item 14(a)         *

Item 14(b) "CERTAIN PRO FORMA FINANCIAL INFORMATION" and "SELECTED PRO FORMA PROJECTED FINANCIAL INFORMATION"

Item 15             **

Item 16             **

Item 17(a)         **

Item 17(b)         Appendix B

Item 17(c)         Appendix A

Item 17(d)         **

Item 17(e)         Appendix C

Item 17(f)         **


----------

* The information requested by this Item is not found in the Information Statement.

**  The Item is inapplicable or the answer thereto is in the negative.

                      SECTION 13E-3 TRANSACTION STATEMENT

ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The information set forth in the Information Statement under the caption "AVAILABLE INFORMATION" and "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- LSAI" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the caption "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Securities of LSAI" is incorporated herein by reference.

  (c) The information set forth in the Information Statement under the captions "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Market for Shares" and " -- Valuation of Shares" is incorporated herein by reference.

  (d) The information set forth in the Information Statement under the caption "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Dividends Paid on the Shares" is incorporated herein by reference.

  (e)        Not applicable.

  (f) The information set forth in the Information Statement under the caption "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI" is incorporated herein by reference.

ITEM 2.      IDENTITY AND BACKGROUND.

             This Statement is filed jointly by LSAI, the issuer of the securities which are the subject of the 13e-3 transaction, Holdings and Merger Sub. Holdings and Merger Sub are each corporations organized under the laws of the state of Delaware. Holdings and Merger Sub are each affiliates of LSAI and each has been organized for the purpose of consummating the Transaction and has no other business activities. The address of Holdings is LSAI Holding Corp., c/o Hellman & Friedman, One Maritime Plaza, Suite 1200, San Francisco, California 94111. The address of Merger Sub is LSAI Acquisition Corp., c/o Hellman & Friedman, One Maritime Plaza, Suite 1200, San Francisco, California 94111.

  (a)-(d),   The information set forth in Appendix D to the
  (g)        Information Statement is incorporated herein by reference.

  (e)-(f)    Negative.

ITEM 3.      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)(1)     Not applicable.

  (a)(2) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and
             " -- Purpose, Structure and Reasons for the Merger" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and
             " -- Purpose, Structure and Reasons for the Merger" is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION.

  (a) The information set forth in the Information Statement under the caption "THE MERGER" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger",
             " -- Purpose, Structure and Reasons for the Merger" and
             " -- Certain Effects of the Merger; Operations of the Company After the Merger" is incorporated herein by reference.

ITEM 5.      PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(b)    Not applicable.

  (c) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and "THE MERGER -- Terms of the Merger" is incorporated herein by reference.

  (d) The information set forth in the Information Statement under the caption "CERTAIN INFORMATION -- Dividends Paid on the Shares" is incorporated herein by reference.

  (e) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and " -- Certain Effects of the Merger; Operations of the Company After the Merger" is incorporated herein by reference.

  (f)        Not applicable.

  (g) The information set forth in the Information Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the Company After the Merger" and "--Current Information; No Periodic Reporting" is incorporated herein by reference.

ITEM 6.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in the Information Statement under the caption "FINANCING OF THE MERGER" is incorporated herein by reference.

  (c) The information set forth in the Information Statement under the caption "FINANCING OF THE MERGER" is incorporated herein by reference.

  (d)        Not applicable.

ITEM 7.      PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(c) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and
             " -- Purpose, Structure and Reasons for the Merger" is incorporated herein by reference.

  (d) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the Company After the Merger" and " -- Certain Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.      FAIRNESS OF THE TRANSACTION.

  (a) The information set forth in the Information Statement under the caption "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" and " -- Opinion of the Financial Advisor" is incorporated herein by reference.

  (c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS -- Background of the Merger" is incorporated herein by reference.

  (d) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger",
             " -- Fairness of the Transaction; Recommendations" and
             " -- Opinion of the Financial Advisor" is incorporated herein by reference.

  (e) The information set forth in the Information Statement under the caption "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" is incorporated herein by reference.

  (f)        Not applicable.

ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Fairness of the Transaction; Recommendations" and " -- Opinion of Financial Advisor" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and
             " -- Opinion of Financial Advisor" is incorporated herein by reference.

  (c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS -- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10.     INTEREST IN SECURITIES OF THE ISSUER.

  (a) The information set forth in the Information Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LSAI -- Principal Stockholders" is incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "CERTAIN INFORMATION REGARDING LSAI, HOLDINGS AND MERGER SUB -- Purchases of Shares by LSAI" and Appendix E is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

             The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger", "THE MERGER" and "CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF LSAI" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth in the Information Statement under the captions "SPECIAL FACTORS -- Background of the Merger", and
             " -- Fairness of the Transaction; Recommendations" is incorporated herein by reference.

ITEM 13.     OTHER PROVISIONS OF THE TRANSACTIONS.

  (a) The information set forth in the Information Statement under the caption "RIGHTS OF DISSENTING STOCKHOLDERS" and in Appendix C to the Information Statement is incorporated herein by reference.

  (b)-(c)    Not applicable.

ITEM 14.     FINANCIAL INFORMATION.

  (a) The information set forth in LSAI's Annual Report on Form 10-K for the year ended November 27, 1994; LSAI's Annual Report on Form 10-K for the year ended November 28, 1993; and LSAI's Quarterly Reports on Form 10-Q for the quarters ended February 26, 1995, May 28, 1995 and August 27, 1995 are incorporated herein by reference.

  (b) The information set forth in the Information Statement under the captions "CERTAIN PRO FORMA FINANCIAL INFORMATION" and "SELECTED PRO FORMA PROJECTED FINANCIAL INFORMATION" is incorporated herein by reference.

ITEM 15.     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a),(b)    Not applicable.

ITEM 16.     ADDITIONAL INFORMATION.

             Not applicable.

ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.

  (a)        Not applicable.

  (b)(1) Fairness Opinion of Dillon Read (incorporated herein by reference to Appendix B to the Information Statement).

  (b)(2) Dillon Read Presentation to the Special Committee of the LSAI Board of Directors, dated February 7, 1996.

  (c)(1) Agreement and Plan of Merger, dated as of February 8, 1996, by and among LSAI, Holdings and Merger Sub (incorporated by reference to Appendix A of the Information Statement).

  (c)(2)     Form of Stock Subscription Agreement.

  (c)(3)     Form of Participation Agreement.

  (d)        Information Statement.

  (e) Summary of Appraisal Rights (incorporated by reference to Appendix C to the Information Statement).

  (f)        Not applicable.

                                   SIGNATURE
                                   ---------

        AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                        LEVI STRAUSS ASSOCIATES INC.


                                        By:  /s/ Joseph M. Maurer
                                             ------------------------
                                             Name: Joseph M. Maurer
                                             Title: Vice President and Treasurer

                                        LSAI HOLDING CORP.


                                        By:  /s/ Robert D. Haas
                                             ------------------------
                                             Name: Robert D. Haas
                                             Title: President


                                        LSAI ACQUISITION CORP.


                                        By:  /s/ Robert D. Haas
                                             ------------------------
                                             Name: Robert D. Haas
                                             Title: President

     Date:  February 14, 1996

                                 EXHIBIT INDEX

EXHIBIT NUMBER           EXHIBIT
--------------           -------

    (a)      Not applicable.

  (b)(1) Fairness Opinion of Dillon Read (incorporated herein by reference to Appendix B to the Information Statement) of Levi Strauss Associates Inc. (the "Information Statement").

  (b)(2) Dillon Read Presentation to the Special Committee of the LSAI Board of Directors, dated February 7, 1996.

  (c)(1) Agreement and Plan of Merger, dated as of February 8, 1996, by and among LSAI, Holdings and Merger Sub (incorporated herein by reference to Appendix A to the Information Statement).

  (c)(2)     Form of Stock Subscription Agreement.

  (c)(3)     Form of Participation Agreement.

    (d)      Information Statement and Exhibits thereto.

    (e) Summary of Appraisal Rights (incorporated herein by reference to Appendix C to the Information Statement).

    (f)      Not applicable.